Exhibit 99.2

PNI Digital Media Inc.

Unaudited Condensed Consolidated Interim Financial Statements
For the three month period ended December 31, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	December 31, 2012	September 30, 2012
Assets

Current assets
Cash and cash equivalents	$3,662,556	$4,611,824
Accounts receivable (note 8)	5,192,134	4,253,541
Prepaid expenses and other current assets	520,083	622,970

	9,374,773	9,488,335

Property and equipment (note 9)	4,325,496	4,683,355
Deferred income tax asset	5,252,291	5,222,603
Intangible assets (note 10)	53,831	2,124
Goodwill (note 11)	575,983	568,479

	$19,582,374	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	$4,063,083	$4,390,437
Current portion of deferred revenue	378,494	318,107

	4,441,577	4,708,544

Deferred revenue	421,903	437,140
	$4,863,480	$5,145,684

Shareholders’ Equity (note 13)

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,306,153	19,334,098
	86,187,901	86,151,450

Deficit	(71,454,053)	(71,135,021)

Accumulated other comprehensive loss	(14,954)	(197,217)

	(71,469,007)	(71,332,238)

	14,718,894	14,819,212

	$19,582,374	$19,964,896

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss)
Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2012	December 31, 2011

Revenue (note 15)	$6,555,984	$6,950,376
Cost of sales	2,923,203	2,591,569
Gross Profit (loss)	3,632,781	4,358,807

Expenses
Software development	2,515,174	2,164,177
General and administration	973,695	1,093,029
Sales and marketing	334,351	170,954

	3,823,220	3,428,160

Profit (loss) from operations	(190,439)	930,647

Foreign exchange gain (loss)	(130,348)	105,286
Finance income	1,755	559

	(128,593)	105,845

Profit (loss) before income tax	(319,032)	1,036,492

Deferred income tax recovery (expense)	-	3,731
Income tax recovery (expense)	-	3,731

Profit (loss) for the period	(319,032)	1,040,223

Other comprehensive gain (loss):

Cumulative translation adjustment
	182,263	(287,058)

Total comprehensive income (loss) for the period	$(136,769)	$753,165

Earnings (loss) per share (note 13g)
Basic	$(0.01)	$0.03
Fully diluted	$(0.01)	$0.03

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share capital
	Number of				Accumulated
	Common				other	Total
	Shares		Contributed		comprehensive	Shareholders’
		Amount	surplus	Deficit	loss	equity

Balance September 30, 2012	34,257,922	$66,817,352	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212

Issuance of shares on vesting of RSUs and PSUs	41,549	64,396	(64,396)			-

Stock-based compensation recorded in net profit (loss)			36,451			36,451

Net loss				(319,032)		(319,032)

Other comprehensive loss					182,263	182,263

Balance December 31, 2012	34,299,471	$66,881,748	$19,306,153	$(71,454,053)	$(14,954)	$14,718,894

	Share capital
	Number of				Accumulated
	Common				other	Total
	Shares		Contributed		comprehensive	Shareholders’
		Amount	surplus	Deficit	loss	equity

Balance September 30, 2011	34,010,958	$66,420,572	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119	(106,119)			-

Stock-based compensation recorded in net profit (loss)			11,421			11,421

Compensation expense re. acquisition of WorksMedia Limited			67,848			67,848

Net profit				1,040,223		1,040,223

Other comprehensive loss					(287,058)	(287,058)

Reduction in share capital as a result of realizing the deferred tax		(93)				(93)

Balance December 31, 2011	34,079,422	$66,526,598	$19,495,570	$(65,972,144)	$(313,321)	$19,736,703

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31,	December 31,
	2012	2011

Cash flows from operating activities
Net profit (loss) earnings for the period	$(319,032)	$1,040,223
Items not affecting cash
Amortization of property and equipment	381,842	404,775
Amortization of intangible assets	17,542	265,331
Stock-based compensation expense	36,451	79,269
Unrealized foreign exchange loss (gain)	140,547	(95,672)
Allowance for doubtful accounts	-	-
Loss on disposal of property and equipment	480	-
Deferred income tax (recovery) expense	-	(3,731)

	257,830	1,690,195
Net change in non-cash working capital
Items (note 21)	(980,448)	696,739

	(722,618)	2,386,934

Cash flows from investing activities
Purchase of property and equipment	(196,873)	(102,913)
Purchase of intangible assets	(31,419)	(690,778)
Proceeds on disposal of property and equipment	1,914	-
	(226,378)	(793,691)

	-	-
Effect of changes in foreign exchange rates on cash and cash equivalents	(272)	(139,151)

Increase (decrease) in cash and cash equivalents during the period	(949,268)	1,454,092

Cash and cash equivalents - beginning of period	4,611,824	3,936,176

Cash and cash equivalents - end of period	$3,662,556	$5,390,268

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3. During the year ended September 30, 2011 our common shares traded in Canada on the TSX Venture Exchange (“TSX-V”). Effective October 18, 2011 the Company’s application to the Toronto Stock Exchange was approved and the Company’s shares were de-listed from the TSX-V and began trading on the TSX.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements for the three months ended December 31, 2012 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2012 which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were approved for issue on February 7, 2013.

Significant accounting policies

The significant accounting policies adopted are consistent with those of the previous financial year . Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending September 30, 2013 could result in a restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

3.	Summary of significant accounting policies

The accounting policies adopted are consistent with those of the previous financial year except as described below:

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

a) Basis of measurement

The condensed consolidated financial statements have been prepared under the historical cost convention.

b) Share-based payment

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings. IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

c)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

d)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

5.	Significant accounting estimate and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended September 30, 2012.

6.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

7.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

			For the three months ended December 31, 2012
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,923,203	320,291	17,306	-	1,092	$2,584,514
Operating expenses
Software development	2,515,174	52,424	236	-	5,669	2,456,845
General and administration	973,695	4,991	-	-	27,682	941,022
Sales and marketing	334,351	4,136	-	-	2,008	328,207

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Total operating expenses	$3,823,220	61,551	236	- 35,359	$3,726,074
	$6,746,423	381,842	17,542	- 36,451	$6,310,588

			For the three months ended December 31, 2011
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,591,569	357,306	265,331	-	1,098	$1,967,834
Operating expenses
Software development	2,164,177	39,970	-	-	9,504	2,114,703
General and administration	1,093,029	4,512	-	-	68,135	1,020,382
Sales and marketing	170,954	2,987	-	-	532	167,435
Total operating expenses	$3,428,160	47,469	-	-	78,171	$3,302,520
	$6,019,729	404,775	265,331		79,269	$5,270,354

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

8.	Accounts receivable

	December 31, 2012	September 30, 2012

Trade accounts receivable	$5,296,418	$4,353,424
Allowance for doubtful accounts	(131,158)	(130,023)
	5,165,260	4,223,401

Commodity taxes recoverable	26,874	30,140
Other	-	-
Total	$5,192,134	$4,253,541

Reconciliation of changes in allowance for doubtful accounts:

	December 31, 2012	September 30, 2012

Balance, beginning of period	$130,023	$145,000
Increase in allowance for doubtful accounts	0	132,092
Application of existing provision to write-off the amount receivable	0	(147,069)
Impact of foreign currency translation	1,135	-

Balance, end of period	$131,158	$130,023

During the three month period ended December 31, 2012 the Company incurred bad debt expenses of $nil (three month period ending December, 2011 - $nil).

As at December 31, 2012

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$3,639,540	$963,487	$294,116	$268,117	$5,165,260
Commodity taxes recoverable	26,874	-	-	-	26,874
Other	-	-	-	-	-
Total	$3,666,414	$963,487	$294,116	$268,117	$5,192,134

As at September 30, 2012

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

At December 31, 2012, four customers each account for 10% or more of total trade accounts receivable (December 31, 2011 – five customers).

9.	Property and equipment

October 1, 2012 to December 31, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	406,577	$243,962	$17,809,987
Additions	26,279	-	-	26,279
Disposals / write-offs	(2,424)	-	-	(2,424)
Impairments	-	-	-	-
Currency translation adjustments	3,118	50	-	3,168
As at December 31, 2012	$17,186,421	$406,627	$243,962	$17,837,010

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	366,048	5,139	10,655	381,842
Disposals / write-offs	(30)	-	-	(30)
Impairments	-	-	-	-
Currency translation adjustments	3,016	54	-	3,070
As at December 31, 2012	$13,026,039	$309,001	$176,474	$13,511,514

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355
Carrying value – December 31, 2012	$4,160,382	$97,626	$67,488	$4,325,496

October 1, 2011 to September 30, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

10.	Intangible assets

October 1, 2012 to December 31, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611
Additions	-	-	69,224	69,224
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	50,169	20,537	37	70,743
As at December 31, 2012	$3,850,590	$6,816,340	$764,648	$11,431,578

Accumulated Amortization
As at October 1, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487
Amortization	0	0	17,542	17,542
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	50,169	20,537	12	70,718
As at December 31, 2012	$3,850,590	$6,816,340	$710,817	$11,377,747

Carrying value – October 1, 2012	$-	$-	$2,124	$2,124
Carrying value – December 31, 2012	$-	$-	$53,831	$53,831

October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Amortization	104,638	215,891	602,029	922,558
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

11.	Goodwill

Goodwill arose as a result of the acquisitions of Pixology Ltd. and WorksMedia Ltd. in fiscal 2007 and fiscal 2009. Goodwill consists of the following amounts:

Amount

Balance, September 30, 2011	$654,222
Currency translation adjustments	(8,361)
Impairment of goodwill	(77,382)
Balance, September 30, 2012	568,479
Currency translation adjustments	7,504
Balance, December 31, 2012	$575,983

12.	Accounts payable and accrued liabilities

	December 31, 2012	September 30, 2012

Trade payables	$2,271,344	$2,134,010
Amounts due to customers	673,424	1,283,077
Trade accruals	438,920	326,519
Accrued payroll and other taxes	264,899	240,896
Due to employees and consultants	414,496	405,935
Total	$4,063,083	$4,390,437

13.	Share capital and stock options

a) Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at December 31, 2012, the Company had 34,299,471 common shares issued (September 30, 2012: 34,257,922) and 34,299,471 outstanding (September 30, 2012:

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

34,257,922). There are no preferred shares issued or outstanding at December 31, 2012 (September 30, 2012: nil).

b) Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,429,947) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month.

The following table summarizes activity under the Company’s stock option plan since September 30, 2011:

	Number of	Average
	options	exercise
		price
Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	-	-
Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	-	-
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.07
Granted	250,000	0.44
Exercised	-	-
Expired	(80,000)	1.87
Forfeited	(236,114)	0.46
Cancelled	-	-
Balance, December 31, 2012 (1,107,064 options exercisable)	2,165,886	$1.04

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

	Options outstanding			Options exercisable
Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life (years)	price	exercisable	price
$0.43	200,000	4.54	$0.43	0	$0.43

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

$0.44	250,000	4.82	$0.44	0	$0.44
$0.46	763,886	4.53	$0.46	97,206	$0.46
$0.82	50,000	3.95	$0.82	16,667	$0.82
$1.48	325,000	1.07	$1.48	325,000	$1.48
$1.50	25,000	1.60	$1.50	25,000	$1.50
$1.55	280,500	2.76	$1.55	280,500	$1.55
$2.00	150,000	1.19	$2.00	150,000	$2.00
$3.35	121,500	0.19	$3.35	121,500	$3.35
$0.43- $3.35	2,165,886	3.29	$0.43- $3.35	1,015,873	$0.43- $3.35

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2012 and December 31, 2012, as well as for the twelve month period ended September 30, 2012:

	Three months	Twelve months
	ending	ending September
Description	December 31, 2012	30, 2012

Exercise price	$0.44	$0.47
Market price on date of grant	0.48	0.44
Expected forfeiture rate	4.2%	2.7%
Expected volatility	63.57%	59.14% - 61.85%
Risk-free interest rate	1.25%	1.18%
Expected life (years)	4.55	4.46
Expected dividend yield	0%	0%
Weighted average grant-date fair value ($ per share)	$0.25	$0.21

The total fair value of stock options granted during the three month period ended December 31, 2012 was $63,500 (three month period ended December 31, 2011: $nil).

During the three month period ended December 31, 2012, the Company recognized compensation expense on options of $34,420 (three month period ended December 31, 2011: $1,592).

c) Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average
		fair value
Balance, September 30, 2011	74,000	1.55
Granted	-	-
Forfeited	(64,434)	1.55
PSUs issued as common shares upon	(4,799)	1.55
vesting
Balance, September 30, 2012	4,767	$1.55
Granted	-	-
Forfeited	(1,334)	1.55
PSUs issued as common shares upon	(2,383)	1.55
vesting
Balance. December 31, 2012	1,050	$1.55

During the three month period ended December 31, 2012 the Company issued 2,383 common shares as it related to vested PSUs at a value of $3,694 (2011: $7,438), which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three month period ended December 31, 2012, the Company recognized a recovery of previously expensed compensation associated with forfeited unvested PSUs which, when combined with the current expense on all outstanding awards, resulted in a net recovery of $458, (period ended December 31, 2011: $265).

d) Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of RSUs	Weighted average
		fair value
Balance, September 30, 2011	198,200	1.55

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Granted	-	-
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, September 30, 2012	83,134	$1.55
Granted	-	-
Forfeited	(5,734)	1.55
RSUs issued as common shares upon vesting	(39,166)	1.55
Balance. December 31, 2012	38,234	$1.55

During the three month period ended December 31, 2012 the Company issued 39,166 common shares as it related to vested RSUs at a value of $60,702, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three month period ended December 31, 2012, the Company recognized an expense on RSUs of $2,488 (period ended December 31, 2011: $10,094).

g) Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

		Three Months Ended
		December 31, 2012	December 31, 2011

Net (loss) earnings for the period (numerator)	$	(319,032)	$1,040,223

Weighted average number of shares outstanding (denominator)

Basic		34,297,664	34,076,445

Effect of dilutive securities:

Stock options		-	-
RSUs		1,204	20,092
PSUs		34	3,074
Total		34,298,902	34,099,611

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Company has organized its operations and provision of financial information to the chief operating decision maker (CODM)

The Company’s sales by geographical area are as follows:

	Three Months Ended
Description	December 31, 2012	December 31, 2011

Canada	$1,361,520	$1,315,666
United States	4,453,959	4,460,482
United Kingdom	699,691	1,111,434
Other	40,814	62,794
Total	$6,555,984	$6,950,376

Revenue is attributed to the geographic location of the Company’s customer.

As at September 30, 2012 and September 30, 2011, the Company’s assets and liabilities by geographical location are as follows:

		United
	Canada	Kingdom	Total
December 31, 2012
Assets
Property and equipment	$4,318,759	$6,737	$4,325,496
Goodwill and intangible assets	$51,920	$577,894	$629,814
Liabilities
Accounts payable and accrued liabilities	$3,595,877	$467,206	$4,063,083
Deferred revenue	$621,806	$178,591	$800,397
September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$4,683,355
Goodwill and intangible assets	$-	$570,603	$570,603
Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$4,390,437
Deferred revenue	$614,242	$141,005	$755,247

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended
Description	December 31, 2012	December 31, 2011

Customer A	$1,869,794	$1,951,191

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Customer B	$1,064,145	$948,197
Customer C	$444,447	$707,104
Customer D	$2,606,039	$2,802,640

15.	Revenue

	Three Months Ended
Description	December 31, 2012	December 31, 2011

Transaction fees	$5,386,903	$5,790,290

Software licenses and installation fees	325,015	489,647
Membership fees	416,706	436,199
Professional fees	100,091	20,289
Archive fees	327,269	213,951
Total	$6,555,984	$6,950,376

Product revenue is presented below:
	Three Months Ended
Description	December 31, 2012	December 31, 2011

Service revenue	$6,535,695	$6,784,910

Product revenue	20,289	165,466
Total	$6,555,984	$6,950,376

16.	Related Party Transactions

During the three month period ended December 31, 2012, the Company incurred legal fees of $52,760 ( 2011: $26,393) for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2012 included $53,716 (September 30, 2012: $31,245) related to these services.

During the three month period ended December 31, 2012, the Company incurred consulting fees of $15,412 (2011: $12,807) for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at December 31, 2012 related to this company (September 30, 2012: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the three month period ended December 31, 2012, the Company was recharged its proportional share of office running costs totalling $47,807 (2011: $27,603) by this related party. During the three month period ended December 31, 2012, the Company did not incur expenses relating to the use of the software development

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

services of this company (2011: $36,273). The Company does not have any outstanding accounts payable as at December 31, 2012 (September 30, 2012: $nil) related to these services and cost recharges.

During the three month period ended December 31, 2012, the Company generated revenue of $1,376 (2011: $1,319) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at December 31, 2012 included $1,374 (September 30, 2012: $2,581) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

17.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team.

Compensation awarded to key management included:

	Three Months Ended
	December 31, 2012	December 31, 2011
Salaries, director fees and short-term employee benefits	$445,051	$377,102

Share-based payments	31,559	13,072
Termination benefits	66,667	168,750
Total	$543,277	$558,924

18.	Expenses by nature

	Three Months Ended
Description	December 31, 2012	December 31, 2011
Cost of Sales
Salary and Wages	$765,189	$673,129
Outsourced consultants and third party contractors	32,636	35,293
Direct costs	214,774	175,602
Third party call center	752,998	544,073
Data center fees	421,909	423,745
Amortization of property and equipment	320,291	357,306
Amortization of intangible assets	17,306	265,331
Share-based payments	1,092	1,098
Travel	10,167	2,594
Dues, subscriptions & books and licenses	145,072	73,722
Rent and other expenses	241,769	39,676
Total	$2,923,203	$2,591,569

Expenses

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Salary and Wages	$2,345,885	$2,052,011
Outsourced consultants and third party contractors	546,174	491,149
Amortization of property and equipment	61,551	47,469
Share-based payments	35,364	78,171
Accounting and Legal fees	313,710	166,441
Rent and other office costs	163,630	203,883
Travel, meals & entertainment	114,737	125,529
Dues, subscriptions & books and licenses	41,390	36,207
(Gain) Loss on Disposal of Property and Equipment	480	-
Board member fees	66,700	57,667
Bad debt expense	-	-
Investor relations and other public company charges	18,815	22,254
Other expenses	114,784	147,379
	$3,823,220	$3,428,160
Total	$6,746,423	$6,019,729

19.	Commitments and Contingencies

a) Commitments

The contractual obligations and payments due as at December 31, 2012 are as follows:

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year

Property leases	508,287	345,929	162,358	-

Other service agreements	4,938,779	1,674,598	3,264,181	-

	5,447,066	2,020,527	3,426,539	-

b) Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements, may be material to the consolidated financial statements.

20.	Bank Facility

In March 2011, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $1,500,000 revolving demand facility (“Revolving Demand Facility) and a $750,000 reducing facility by

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at December 31, 2012 no amount has been drawn on this facility.

21.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended
	December 31, 2012	December 31, 2011
Accounts receivable	$(925,422)	$(791,167)

Prepaid expenses and other current assets	103,323	(48,289)

Accounts payable and accrued liabilities	(201,202)	1,180,165
Changes in deferred revenue	42,853	356,030
Total	$(980,448)	$696,739

22.	Subsequent Events

Subsequent to December 31, 2012, the Company received notice from a customer that a claim had been brought against them from a United States based entity (the “entity”), alleging that certain services offered by the Company’s customer infringed on a patent licensed by the entity. A portion of the services that are alleged to be in breach of this patent are provided by the Company. The Company’s customer has requested that the Company indemnify them from any damages resulting from this claim. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.